March 16, 2005

Via US Mail and Fax (954) 765-1322
Mail Stop 0407

Mr. Synnott B. Durham
Chief Financial Officer
Sunair Electronics, Inc.
3005 S.W. Third Avenue
Fort Lauderdale, FL 33315

Re:	Sunair Electronics, Inc.
      Form 10-KSB for the year ended September 30, 2004
      File No. 001-04334

Dear Mr. Durham:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to Consolidated
Statements of Income, Impairment to Long-lived Assets and MD &A and will make no further review of your document.

      In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. The remaining comments should be complied with in all future filings. Please confirm that you will comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-KSB For the Year Ended September 30, 2004
Consolidated Statements of Income, page 17
1. We note that you combined the service and product sales amounts in one line item on the face of the income statements. In future filings, separately identify them and their corresponding costs of sales on the face of the income statements or in a note thereto and advise us.

Financial Statements and Notes:
Note 1. Summary of Significant Accounting Policies, page 21 Impairment to Long-lived Assets
2. You state in mid-page 4 that "In the long term, the Company expects the Pest and Termite Control Services Division to become your dominant operations. Accordingly, the Company also agreed in the purchase agreement to use its best efforts to enter into a definitive agreement as soon as practicable to divest itself of certain non-core assets acquired ..."
a. We note that you did not record any impairment related to your long-lived assets such as goodwill and acquired software costs etc.
In view of your change in business focus, explain and disclose why you did not have any impairment recorded related to goodwill and acquired software costs in the Percipia and Telecom acquisitions. Refer to SFAS 142 and SFAS 144.
b. Also, justify the amortization period of 10 years for capitalized software costs in view of the change in business focus.

c. In future filings, disclose the impact of your change in business focus on your financial condition, results of operations and earning trends in MD&A. Also, disclose the impact of the change in management
(new compensation arrangement), and the 5 year management services agreement with RPC Financial Advisors, LLC on your financial statements and earning trends in the section. Refer to Item 303 of Regulation S-B.


*  *  *  *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter as correspondence on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Andrew Mew, Staff Accountant, at (202) 942-
2913
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
942-
1947 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.


							Sincerely,



							Larry Spirgel
      Assistant Director





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Sunair Electronics, Inc.
March 16, 2005
Page 1